UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39159

Arrival Vault US, Inc.

(Exact name of registrant as specified in its charter)

40 West 57th Street

29th Floor

New York, New York 10019

(212) 796-4796

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one–half of one redeemable warrant

Class A common stock, $0.0001 par value

Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 a share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On March 24, 2021, upon the consummation of the transactions contemplated by that certain Business Combination Agreement among Arrival Vault US, Inc. (formerly CIIG Merger Corp.)(“Arrival Vault”), Arrival Luxembourg SARL (formerly Arrival S.à r.l.), Arrival (formerly Arrival Group)(“Arrival”), and ARSNL Merger Sub Inc., Arrival Vault became a wholly-owned subsidiary of Arrival.

Pursuant to the requirements of the Securities Exchange Act of 1934, Arrival Vault US, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Arrival Vault US, Inc.

Date:	April 5, 2021	By:	/s/ Tim Holbrow
		Name:	Tim Holbrow
		Title:	Secretary and Treasurer